William W. Cawsey, Vice President – Business Development. Mr. Cawsey has worked in a financial officer and in the investment banking industry for 25 years, having worked as an assistant controller for the St. Louis Rams and the New York Yankees, as an Assistant Managing Director for Legend Merchant Group, Vice President with Fordham Financial and Spartan Capital Securities, where he was employed from 2009 to March 2015. Mr. Cawsey has also been employed since 2007 by Greenwich Jr. Babe Ruth and since 2001 by Greenwich Cal Ripken, and other little league organizations in both baseball and basketball as a coach, umpire, referee, and workshop instructor. Mr. Cawsey received a Bachelor's Degree in Business Administration from Pace University.